UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Karyopharm Therapeutics Inc.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Options to Purchase Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48576U106

(CUSIP Number of Class of Securities)

Richard Paulson

President and Chief Executive Officer

Karyopharm Therapeutics Inc.

85 Wells Avenue, 2nd Floor

Newton, MA 02459

(617) 658-0600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jason L. Kropp Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000	Michael Mano Senior Vice President and General Counsel Karyopharm Therapeutics Inc. 85 Wells Avenue, 2nd Floor Newton, MA 02459 (617) 658-0600

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached is (1) the preliminary proxy statement for the Annual Meeting of Stockholders of Karyopharm Therapeutics Inc., a Delaware corporation (the “Company”), to be held on May 29, 2024 (the “Preliminary Proxy Statement”), which contains a proposal to be submitted to the Company’s stockholders to approve a stock option exchange program that would allow certain U.S. employees who are not executive officers to exchange out-of-the-money or “underwater” stock options, meaning outstanding stock options that have an exercise price that is greater than the market price for the Company’s common stock, for a number of newly issued restricted stock units that is less than the number of options exchanged based on specified exchange ratios, and with other terms as described in the Preliminary Proxy Statement (the “Option Exchange Program”); and (2) a communication (the “Employee Communication”) sent by the Company’s Chief Human Resources Officer, on April 8, 2024 to Company employees regarding the potential Option Exchange Program.

Neither the Preliminary Proxy Statement nor Employee Communication constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be implemented, if at all, if the Company’s stockholders first approve the Option Exchange Program.

The Option Exchange Program has not yet commenced. Even if stockholder approval is obtained, the Company may decide not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Option Exchange Program commences. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Corporate Secretary, at 85 Wells Avenue, Newton, Massachusetts 02459.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Preliminary Proxy Statement for the Annual Meeting of Stockholders (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 8, 2024).

99.2	Communication to Employees from Chief Human Resources Officer, sent April 8, 2024.